EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The following describes the common stock, preferred stock and certain provisions of the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-laws (the “By-laws”) of Barnes & Noble, Inc. (the “Company”), and certain related rights. This description is only a summary and is qualified in its entirety by reference to the Certificate of Incorporation, the By-laws and the Rights Agreement (as defined below), as amended, each of which have been filed with the Securities and Exchange Commission.

Description of Common Stock

General

The authorized capital stock of the Company consists of 300,000,000 shares of common stock, par value $.001 per share (“common stock”), and 5,000,000 shares of preferred stock, par value $.001 per share (“preferred stock”). The common stock is traded on the New York Stock Exchange under the symbol “BKS”.

Voting Rights

Each outstanding share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors; consequently, the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election.

Dividend Rights

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company’s board of directors (the “Board of Directors”) out of funds legally available therefor.

No Preemptive or Similar Rights

Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of common stock are fully paid and nonassessable.

Liquidation Rights

In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of common stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors.

Preferred Stock

The Board of Directors has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. The Board of Directors has the authority to determine the terms of each series of preferred stock, within the limits of the

Certificate of Incorporation and the laws of the state of Delaware, including the number of shares in a series, dividend rights, liquidation rights, terms of redemption, conversion rights and voting rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock.

Stockholder Rights Plan

On October 3, 2018, the Board of Directors approved the adoption of a short-term stockholder rights plan (the “Rights Plan”). In connection with the Rights Plan, the Board of Directors authorized and declared a dividend, payable to common stockholders of record on October 13, 2018, of one right (“Right”) per each share of common stock outstanding, to purchase 1/1,000th of a share of Series K Preferred Stock, par value $0.001 per share (“Series K Preferred Stock”), of the Company, at a price of $24.00 per share (such amount, as may be adjusted from time to time as provided in the Rights Agreement, the “Purchase Price”). If a person or group acquires beneficial ownership of 20% or more of the shares of common stock outstanding or announces a tender offer or exchange offer, the consummation of which would result in such person or group beneficially owning 20% or more of the shares of common stock outstanding, in each case, without prior approval of the Board of Directors, each holder of a Right (other than any Acquiring Person (as defined in the Rights Agreement), whose Rights will become void) will have the right to purchase, upon payment of the Purchase Price and in accordance with the terms of the Rights Plan, that number of 1/1000ths of a share of Series K Preferred Stock equal to the number of shares of common stock which at the time of the applicable triggering transaction would have a market value of twice the Purchase Price.

The complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) dated as of October 3, 2018, as amended by Amendment No. 1 thereto (“Amendment No. 1”) dated as of June 6, 2019, between the Company and Computershare Trust Company, N.A., as rights agent. Amendment No. 1 provided, among other things, that (i) neither the approval, execution, delivery or performance or, if approved by the Board of Directors, amendment, modification or waiver of the Merger Agreement (the “Merger Agreement”) dated as of June 6, 2019 by and among the Company, Chapters Holdco Inc., a Delaware corporation (“Parent”), and Chapters Merger Sub Inc., a Delaware corporation, or the Voting Agreement (the “Voting Agreement”) dated as of June 6, 2019 by and among the Company, certain significant stockholders of the Company and Parent, or the consummation of the merger (“Merger”) or any other transaction contemplated by the Merger Agreement or the Voting Agreement, nor the public announcement of any of the foregoing will (a) cause any person to (1) become an Acquiring Person or be deemed to have become an Acquiring Person or (2) be deemed to have acquired Beneficial Ownership (as defined in the Rights Agreement) of any securities of the Company or (b) result in the occurrence or deemed occurrence of a Distribution Date (as defined in the Rights Agreement), Business Combination (as defined in the Rights Agreement) or other event or occurrence resulting in a triggering of rights of holders of Rights, or of obligations of the Company under the Rights Agreement, and (ii) the Rights will expire in their entirety, and the Rights Agreement will terminate upon the earliest of (a) the Close of Business (as defined in the Rights Agreement) on October 2, 2019, (b) the time at which all Rights are redeemed, and (c) immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger.

Certain Certificate of Incorporation and By-laws Provisions

Classified Board of Directors. Pursuant to the stockholder proposal that was approved at the Company’s 2017 annual meeting of stockholders, the Certificate of Incorporation and By-laws provide for a declassification of the Board of Directors to be phased in over a three-

year period. The Certificate of Incorporation and By-laws previously provided for the Board of Directors to be divided into three classes of directors serving staggered three-year terms.    Effective as of the annual meeting of the stockholders in 2020, the Board of Directors will no longer be classified.

Number of Directors. The By-laws provide that the Board of Directors shall consist of not less than nine and not more than 12 members, as determined from time to time by resolution of the Board of Directors.

Special Meetings. The Certificate of Incorporation and By-laws provide that special meetings of stockholders can only be called pursuant to a resolution adopted by a majority of the entire Board of Directors or by the Chairman of the Board.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. The By-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors (the “Nomination Procedure”) and with regard to other matters to be brought by stockholders before an annual meeting of stockholders of the Company (the “Business Procedure”).

Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the By-laws. If the Chairman of the Board or other officer presiding at a meeting determines that other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting.

The Nomination Procedure requires that a stockholder give prior written notice, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the By-laws. If the Chairman of the Board determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

Preferred Stock. As described above, the Board of Directors is authorized to provide for the issuance of shares of preferred stock, in one or more series, and to fix by resolution of the Board of Directors and to the extent permitted by the Delaware General Corporation Law, the terms and conditions of each such series.

Certain Amendments. The Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of any class or series of capital stock of the Company entitled to vote generally in the election of directors to amend certain provisions of the Certificate of Incorporation and By-laws, including the provisions relating to the election, quorum, term, removal and classification of directors, the indemnification of officers and directors, and the calling of special meetings.

Section 203 of the Delaware General Corporation Law. Although the Certificate of Incorporation and By-laws contain provisions with the anti-takeover effects described above, the Company has, in its Certificate of Incorporation, expressly elected not to be governed by Section 203 of the Delaware General Corporation Law, which prohibits certain business combinations with certain stockholders for a period of three years after they acquire 15% or more of the outstanding voting stock of a corporation.

Description of Preferred Stock

Pursuant to the Certificate of Incorporation, the Company may issue preferred stock. There are currently no shares of preferred stock outstanding.